DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
website: secretaryof state.biz

Certificate of Amendment (Pursuant to NRS 78.385 and 78.390)

Important: read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation: AVVAA WORLD HEALTH CARE PRODUCTS, INC.

2.	The articles have been amended as follows: (provide article numbers, if available):

Article Four: The amount of the total authorized capital stock of this corporation is $100,000 as 100,000,000 shares each with a par value of one mil ($0.001). Such shares are non assessable.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: Directors Resolution April 7, 2004

4.	Effective date of filing (optional): May 1, 2004

5.	Officer Signature (required): Charles T. Austin – CFO and Secretary /s/ C.T. Austin.

*	if any proposed amendment would alter or change any preference or any relative o other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions of the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE.

This form must be accompanied by appropriate fees. See attached fees schedule.